Exhibit 99.3

FOR IMMEDIATE RELEASE

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS THIRD QUARTER RESULTS

WELLESLEY HILLS, MA, NOVEMBER 11, 2009 - American Biltrite Inc. (NYSE Amex: ABL) reported its results for the third quarter of 2009 today. Net sales for the three months ended September 30, 2009 were $83.9 million, down 13.8% from $97.4 million in the third quarter of 2008. The net loss attributable to controlling interests for the three months ended September 30, 2009 was $676 thousand or $0.20 per share (basic and diluted) compared with $10.4 million or $3.01 per share (basic and diluted) in the third quarter of 2008. For the nine months ended September 30, 2009, American Biltrite’s net sales were $235.3 million compared with net sales of $294.3 million for the same period in 2008. The net loss attributable to controlling interests for the nine months ended September 30, 2009 was $8.3 million, or $2.42 per share (basic and diluted), compared with $9.5 million, or $2.75 per share (basic and diluted), for the same period last year. The net loss attributable to controlling interests for the three and nine months ended September 30, 2008 includes an $11.5 million charge for Congoleum for asbestos related reorganization costs.

American Biltrite’s consolidated results include the results of its 55% owned subsidiary Congoleum Corporation, which is in Chapter 11 bankruptcy reorganization proceedings. American Biltrite anticipates its ownership interest in Congoleum will be eliminated upon the conclusion of such proceedings. Accordingly, American Biltrite believes its financial results excluding Congoleum to be a more meaningful presentation to investors. Excluding the results of Congoleum, American Biltrite’s net sales for the three months ended September 30, 2009 were $46.5 million, down 9.2% from $51.3 million for the three months ended September 30, 2008, and its net income attributable to controlling interests for the three months ended September 30, 2009 was $376 thousand compared to a net loss attributable to controlling interests of $258 thousand for the three months ended September 30, 2008. For the nine months ended September 30, 2009, excluding the results of Congoleum, American Biltrite’s net loss attributable to controlling interests was $4.5 million on net sales of $128.5 million compared with $1.2 million on sales of $153.4 million for the nine months ended September 30, 2008. Congoleum comprises the flooring products segment in American Biltrite’s reported results.

Roger S. Marcus, Chairman of the Board, commented “Business conditions remained challenging across our end markets during the third quarter. Although sales were at or below year earlier levels, operating results (before Congoleum’s reorganization charges) improved at all our operations except Congoleum.”

“The Tape division reduced its loss versus the third quarter of 2008, in spite of a decline in sales, primarily in Europe. Sales at our Jewelry business were essentially level with the third quarter of last year, while pre-tax income in the business improved due to operating expense reductions that have been implemented over the past year.”

“Sales at our Canadian business declined 20% due to lower demand for rubber products used in industrial applications and the negative effect of currency translation, but pre-tax income improved slightly as the sales mix was more profitable, pricing caught up with previous raw material cost increases, and expenses were reduced. Congoleum’s sales were 19% below year earlier levels reflecting weakness in manufactured housing, remodel, and new construction. Its pre-tax results were $2.1 million worse than the third quarter of 2008 (excluding the $11.5 million asbestos charge in that quarter). Congoleum’s third quarter 2009 performance was negatively affected by a program to reduce inventories, which meant less production to absorb manufacturing overhead, as well as significantly higher pension expense versus last year. Without these two issues, Congoleum would have shown both improved results and a pre-tax profit.”

Warning regarding forward-looking statements

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These forward-looking statements are based on American Biltrite's expectations, as of the date of this release, of future events. American Biltrite undertakes no obligation to update any of these forward-looking statements. Although American Biltrite believes that its expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations. Any or all of these statements may turn out to be incorrect. Any forward-looking statements made in this Current Report on Form 8-K speak only as of the date of such statement. It is not possible to predict or identify all factors that could potentially cause actual results to differ materially from expected and historical results. Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results could differ significantly as a result of various factors. For example, the above news release may imply that the current economic conditions are a cause of American Biltrite's operating results and that American Biltrite's results will improve when economic conditions improve. However, American Biltrite's results may be driven by other factors beyond economic conditions and its results may not improve when economic conditions improve. Moreover, although the U.S. economy may have grown in the third quarter of 2009, it is unclear the extent to which any such growth may be sustainable, how long any possible improvement in economic conditions may last, and whether and the extent to which the conditions in the particular industries in which the Company and Congoleum conduct business may improve and whether any such improvement would be sustainable. In addition, the news release also states that operating results improved at all of American Biltrite's operations, except Congoleum, which may imply that the improvements may be sustainable or that results will improve further. However, any improved operating results may not be sustained or further improved and operating results could deteriorate due to economic or industry conditions or otherwise. In addition, this news release refers to certain factors that affected Congoleum's results, the absence of which, Congoleum would have shown both improved results and a pre-tax profit. There can be no assurance that those, similar or other factors will not continue or arise in the future and prevent Congoleum from realizing improved operating results or pre-tax profit.

Some additional factors that could cause actual results to differ from expectations include: (i) American Biltrite's and Congoleum's ability to comply with the covenants imposed on them under their respective credit facilities and the availability of borrowings under those facilities; (ii) the ability of American Biltrite's and Congoleum's customers to timely pay for product purchased on credit; (iii) the future cost and timing of payments associated with and availability of insurance coverage for environmental and non-asbestos related product and general liability claims; (iv) increases in raw material prices and availability of raw materials; (v) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (vi) continued difficult or any worsening conditions in the national economy in general or in the industries in which American Biltrite and its subsidiaries conduct business; (vii) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite's or its subsidiaries' facilities or distributors; (viii) the incurrence of product warranty costs; (ix) changes in customers for American Biltrite's or its subsidiaries' products; (x) any discontinuation of American Biltrite's intercompany arrangements with Congoleum on terms substantially consistent with those currently in effect and as would have been revised as contemplated by previously proposed plans of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which is referred to further below; and (xi) the loss of any key executives.

American Biltrite and Congoleum have significant asbestos related liabilities. On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago, and on August 17, 2009, the United States District Court for the District of New Jersey withdrew Congoleum's Chapter 11 case from the Bankruptcy Court and assumed authority over the proceedings. Congoleum's Chapter 11 case is pending. Some additional factors that may cause American Biltrite and Congoleum to not realize their plan for resolving asbestos liabilities include: (i) the future cost and timing of estimated asbestos liabilities and payments; (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims, including insurance coverage and reimbursement for asbestos claimants under any plan of reorganization for Congoleum, which certain insurers have objected to in the applicable courts adjudicating Congoleum's Chapter 11 case and are litigating in New Jersey state court; (iii) the costs relating to the execution and implementation of any plan of reorganization for Congoleum; (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge; (v) satisfaction of the conditions and obligations under American Biltrite's and Congoleum's outstanding debt instruments, and amendment or waiver of those outstanding debt instruments, as necessary, to permit Congoleum and American Biltrite to satisfy their obligations under any plan of reorganization for Congoleum; (vi) the response from time-to-time of the lenders, customers, suppliers, holders of Congoleum's Senior Notes and other creditors and constituencies to the Chapter 11 process and related developments arising from the strategy to resolve asbestos liability; (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms; (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan and the court overruling any objections to that reorganization plan that may be filed; (ix) developments in, costs associated with and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers; (x) compliance with the United States Bankruptcy Code, including section 524(g); (xi) the impact any adopted federal legislation addressing asbestos claims may have on American Biltrite's or Congoleum's businesses, results of operations or financial conditions; and (xii) the possible adoption of another party's plan of reorganization, which may prove to be unfeasible. In addition, in view of American Biltrite's relationships with Congoleum, American Biltrite could be affected by the litigation regarding Congoleum's Chapter 11 case and insurance coverage and Congoleum's negotiations regarding its pursuit of a plan of reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a plan of reorganization would have a material adverse effect on Congoleum's business, results of operations or financial condition and could have a material adverse effect on American Biltrite's business, results of operations or financial condition.

Actual results could differ significantly as a result of these and other factors discussed in American Biltrite's Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and its subsequent filings with the Securities and Exchange Commission.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2009 AND 2008
 ($000, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Net sales	$83,883	$97,351	$235,266	$294,347

Cost of products sold	65,234	75,330	186,338	225,600
Selling, general & administrative expenses	19,602	21,269	59,223	67,234
Asbestos-related reorganization charge	-	11,491	-	11,491

Loss from operations	(953)	(10,739)	(10,295)	(9,978)

Interest and other expenses, net	(142)	(1,241)	(804)	(1,110)
Provision for (benefit from) income taxes	324	(1,631)	292	(549)
Noncontrolling interests	743	(17)	3,061	50

Loss from continuing operations	(676)	(10,366)	(8,330)	(10,489)
Discontinued operation	-	-	-	1,025
Net loss attributable to controlling interests	$(676)	$(10,366)	$(8,330)	$(9,464)

Basic and diluted loss per share:
Loss from continuing operations per common share	$(0.20)	$(3.01)	$(2.42)	$(3.05)
Discontinued operation	-	-	-	.30
Net loss attributable to controlling interests per common share	$(0.20)	$(3.01)	$(2.42)	$(2.75)

Weighted average number of common and equivalent shares outstanding
Basic	3,441,551	3,441,551	3,441,551	3,441,551
Diluted	3,441,551	3,441,551	3,441,551	3,441,551

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2009 AND 2008
BY SEGMENT
($000)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Revenues from external customers

Flooring products	$37,359	$46,085	$106,815	$140,948
Tape products	20,094	21,835	55,827	70,320
Jewelry	14,619	14,587	37,618	39,043
Canadian division	11,811	14,844	35,006	44,036

Total revenues from external customers	$83,883	$97,351	$235,266	$294,347

Segment (loss) profit before taxes

Flooring products	$(1,894)	$(11,310)	$(6,930)	$(8,337)
Tape products	(590)	(1,875)	(4,276)	(2,106)
Jewelry	1,271	320	538	(1,636)
Canadian division	407	380	358	936
Corporate income (expense)	(289)	505	(789)	55

Total segment loss before taxes	$(1,095)	$(11,980)	$(11,099)	$(11,088)